Principal Exchange-Traded Funds 711 High Street, Des Moines, IA 50392 515 247 5111 tel

April 13, 2018

Via EDGAR

Alison White
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:	Principal Exchange-Traded Funds (the “Registrant”)
File Numbers 033-201935, 811-2309
Post-Effective Amendment No. 59 to the Registration Statement on Form N-1A (the “Amendment”)

Dear Ms. White,

This letter responds, on behalf of the Registrant, to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to the Amendment, which you communicated to me by telephone on March 6, 2018. The Registrant filed the Amendment with the Commission on January 19, 2018, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 64).

Comments to the Prospectus

Comment 1. Please advise whether the Fund has received relief under Rule 19b-4 of the Exchange Act of 1934. If it has not, please confirm that the effectiveness of the Fund’s registration statement will be extended pursuant to Rule 485(b) of the Securities Act of 1933 until the Rule 19b-4 relief is received.

Response: The Registrant does not believe 19b-4 relief is necessary, as the Fund intends to rely on NYSE Arca Equities Rule 8.600 (the generic listing standards).

Comment 2. Please confirm that the Registrant will update tickers when they become available.

Response: Confirmed.

Comment 3. Please confirm that the Annual Operating Fees and Expenses table and examples for the Fund will be completed and provided to the Staff prior to the subsequent post-effective amendment filing.

Response: Confirmed.

Comment 4. Should there be a line item for Acquired Fund Fees and Expenses since the Fund will invest in other exchange-traded funds?

Response: No; the Fund currently does not expect to incur Acquired Fund Fees and Expenses exceeding the de minimis amount permitted by Form N-1A, Item 3, Instruction 3(f)(i).

Comment 5. Please disclose the duration of the Bloomberg Barclays U.S. Corporate Investment Grade Bond Index.

Response: The Registrant will make the requested revision.

Comment 6. If the Fund will count derivatives for purposes of the 80% test, please disclose how they will be valued for this purpose.

Response: For purposes of the 80% test, the Fund will typically count the mark-to-market value of derivatives. However, the Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments. The Registrant will add additional explanation to the Statement of Additional Information.

Comment 7. Please add an active management risk.

Response: The Registrant respectfully submits that no revision is needed. The general risks involved with active management, which are described in the prospectus under Additional Information about Investment Strategies and Risks - Active Management, are relevant to almost all funds (including those of other investment companies) and do not appreciably contribute to an investor’s ability to compare or contrast this Fund with other funds. See General Instruction C. (1)(b) (“Disclosure in the prospectus should be designed to assist an investor in comparing and contrasting the Fund with other funds.”).

Comment 8. Please update the interest rate and credit quality risk disclosure to reflect IM Guidance Updates Nos. 2014-01 and 2016.02.

Response: The Registrant will make the requested revisions.

Comment 9. Under Additional Information about Investment Strategies and Risks, there are references to strategies and risks that do not appear to be principal for the Fund (for example, the Liquidity section includes references to smaller market capitalization companies, foreign securities, high yield securities, and bank loans, among others; the Market Volatility and Securities Issuers section states that funds can concentrate in certain sectors; and the Foreign Securities section refers to depositary receipts). If these strategies and risks are principal for the Fund, please disclose as such. Otherwise, please revise or delete the disclosures.

Response: The Registrant respectfully declines to revise this stand-alone prospectus. This is the language used for all of Registrant’s Funds, and at the next annual registration statement update, this Fund will be included with other Funds. Moreover, these strategies are relevant to the Fund even if they are not principal investment strategies and thus are designated as non-principal for the Fund (See response to Comment 10.)

Comment 10. Please delete the paragraph regarding commodity index-linked notes under Additional Information about Investment Strategies and Risks-Derivatives, since these investments are not principal for the Fund.

Response: The Registrant respectfully declines to revise the disclosure. Form N-1A General Instructions C.3(b) permits a fund to include information in the prospectus or SAI that is not otherwise required.

Comment 11. Under Additional Information about Investment Strategies and Risks-Market Trading Risks, please disclose that that foreign markets may be open on days when the Fund does not price shares, which may lead to price differences.

Response: The Registrant will make the requested revision.

Comment 12. Under Additional Information about Investment Strategies and Risks - Securitized Products, it states that specific securitized products that are principal strategies and risks are listed in the fund summary. However, the Staff notes that securitized products are designated as non-principal.

Response: The Registrant will delete the cited sentence.

Comment 13. Please supplementally state the extent to which the Fund intends to invest in below investment-grade CMBS. Depending upon the Registrant’s response, the Staff may have further comments.

Response: The Fund does not expect to invest in below investment-grade CMBS.

Comment 14. Under Pricing of Fund Shares-Fund Share Trading Prices-Secondary Market, please disclose whether the IOPV calculation is based on portfolio securities or the creation basket.

Response: The Registrant will make the requested revision.

Comments to the SAI

Comment 15. Under Purchase and Redemption of Creation Units - Purchasing Creation Units - Order Cut-Off time, it states that custom orders may be required to be received by 3:00 p.m., which appears to be an early cut-off time. Please confirm that the Fund’s basket assets and portfolio holdings, to the extent the Fund discloses its holdings daily, are made publicly available sufficiently in advance of the cut-off time so an AP may consider such information before placing an order.

Response: Confirmed.

Comment 16. If portfolio manager incentive performance is measured against a benchmark, please disclose. See Form N-1A, Item 20(b).

Response: The Registrant will make the requested revision.

Comment 17. Under Compensation, please advise whether performance is measured before or after taxes for incentive purposes. (See Form N-1A, Item 20(b)).

Response: The Registrant respectfully submits that the relevant disclosure states that the “incentive component is aligned with pre-tax investment performance.”

Comment 18. Please update the list of foreign holidays in Appendix B.

Response: The Registrant will make the requested revision.

Please call me at 515-235-1209 if you have any questions.

Sincerely,

/s/ Britney Schnathorst

Britney Schnathorst
Assistant Counsel, Registrant